Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Largest Deal Ever for RADCOM; Tier-1 Operator Signs
$13M Contract For Multi-Year MaveriQ Deployment

TEL AVIV, Israel – May 06, 2015 –RADCOM Ltd. (NASDAQ: RDCM) a leading innovative customer experience provider, today announced that the Tier-1 customer with whom it closed a $4.3 million deal in November has now expanded the agreement, folding it into a three-year, $13 million contract for a more extensive MaveriQ solution. This is RADCOM’s largest contract to date.

“It is hard to overstate the importance of this milestone agreement for RADCOM,” commented Mr. David Ripstein, RADCOM’s President and CEO.

“On the one hand, it is a strong confirmation of the market need for Quality of Service solutions - and MaveriQ’s unique fit for operator requirements. Just as important, the fact that this is a long-time customer who has turned to us for this significant expansion demonstrates the excellent relationships that we have built with our clients and the growth potential that many of them offer as they build out their LTE networks and plan their transition to a virtualized environment. This is a strong platform that we believe will support continued growth ahead.”

The comprehensive MaveriQ Customer Experience solution which RADCOM will deploy for this customer is designed to provide real-time analysis of the operator’s complex 3G and 4G Access and Core mobile data networks, enabling performance and quality-related problems to be isolated and solved before they escalate. The system will use the robust MaveriQ Analytics System, which includes embedded Big Data and Business Intelligence technologies, to enable real-time monitoring across all networks. In addition, the system will include RADCOM’s new NFV software-based probe.

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Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

Tally Kaplan Porat
Director of Marketing Communications
 +972.52.2455708
+1 408.805.3009
tallyk@radcom.com

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.